RETIREMENT SOLUTIONS
VOYA ROLLOVER CHOICE^{SM} VARIABLE ANNUITY

A DEFERRED COMBINATION VARIABLE AND FIXED ANNUITY CONTRACT
issued by
Voya Insurance and Annuity Company
and its
Separate Account B

Supplement Dated June 1, 2017

This supplement updates and amends your prospectus dated May 1, 2015, and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference. Defined terms in this supplement shall have the same meaning given to them in your prospectus.

NOTICE OF AND IMPORTANT INFORMATION ABOUT AN UPCOMING FUND LIQUIDATION

> *The following information only affects you if you currently invest in the subaccount that corresponds to the Voya Diversified International Fund.*

On April 26, 2007, the subaccount that invests in the Voya Diversified International Fund (the "Fund") was closed to new investors and to new investments by existing investors. On May 18, 2017, the Board of Trustees of Voya Mutual Funds approved a proposal to liquidate the Fund. Subject to shareholder approval, the liquidation is expected to take place on or about August 11, 2017 (the "Liquidation Date"). Any contingent deferred sales charge that would have been applicable on a redemption of the Fund's shares shall be waived from May 19, 2017, to the Liquidation Date.

Voluntary Transfers Before the Closing Date. Any time prior to the Liquidation Date you may transfer amounts allocated to the subaccount that invests in the Fund to any other available subaccount or to any available fixed account. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 9271 Des Moines, Iowa 50306-9271, (800) 366-0066. **See the "TRANSFERS AMONG YOUR INVESTMENTS" section beginning on page 46 of your Contract prospectus for information about making subaccount transfers, including applicable restrictions and limits on transfers.**

Automatic Reallocation Upon Liquidation. After the Liquidation Date and after our receipt of the proceeds from the liquidation of the Fund, amounts allocated to the subaccount that invested in the Fund will be automatically reallocated to the subaccount that invests in Class S shares of the Voya Government Liquid Assets Portfolio. There will be no charge for this automatic reallocation, and this automatic reallocation will not count as a transfer when imposing any applicable restriction or limit on transfers. Furthermore, you will not incur any tax liability because of this automatic reallocation, and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

Please note the following information about the Voya Government Liquid Assets Portfolio:

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

Voya Government Liquid Assets Portfolio
 	
   Investment Adviser: Voya Investments, LLC
   Subadviser: Voya Investment Management Co. LLC
	Seeks high level of current income consistent with the preservation of capital and liquidity.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:

Customer Service
P.O. Box 9271
Des Moines, Iowa 50306-9271
(800) 366-0066

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.